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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


For the month of:  March, 2005                  Commission File Number:  0-27400


                            CINRAM INTERNATIONAL INC.
                              (Name of Registrant)


                                2255 MARKHAM ROAD
                              SCARBOROUGH, ONTARIO
                                 CANADA M1B 2W3
                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                         Form 20-F [ ]     Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [ ]     No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A


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                                   SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                        CINRAM INTERNATIONAL INC.



Date:  March 29, 2005                   By: /s/ Lewis Ritchie
                                            ------------------------------------
                                        Name:   Lewis Ritchie
                                        Title:  Executive Vice-President Finance
                                                and Administration, Chief
                                                Financial Officer and Secretary

                                  EXHIBIT INDEX



        Exhibit        Description of Exhibit
        -------        ----------------------

           1           2004 Annual Report

           2           Management Proxy Circular